Exhibit 19

STATEMENT OF COMPANY POLICY

REGARDING INSIDER TRADING

Updated May 25, 2023

This policy applies to all officers, directors and employees of CarParts.com, Inc. (the “Company”)

and supersedes all prior insider trading policies

I.	THE NEED FOR A POLICY STATEMENT

Under the federal securities laws, it is illegal to trade in the Company’s securities while in the possession of material nonpublic information about the Company. It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information. Any person who possesses material nonpublic information about the Company is deemed to be an “insider.” The category of insiders is NOT limited to officers and directors.

Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and the U.S. Attorneys and such violations are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other controlling persons if they fail to take reasonable steps to prevent insider trading by Company personnel. Both the SEC and the Nasdaq Stock Market are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The Company has adopted this Statement of Company Policy Regarding Insider Trading (the “Policy Statement”) both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. This Policy Statement is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just the officers or directors of the Company).

II.	THE PENALTIES

The consequences of an insider trading violation can be extremely serious and severe:

Traders and Tippers. Company personnel (or their tippees) who trade on inside information (or tip inside information to others) are subject to the following penalties, among other things:

•	A civil penalty of up to three times the profit gained or loss avoided;

•	A criminal fine of up to $5,000,000 (no matter how small the profit from the trade); and

•	A jail term of up to twenty years.

A person who tips information to a person who then trades is subject to the same penalties as the tippee, even if the person did not trade and did not profit from the tippee’s trading.

Control Persons. The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, can be subject to the following penalties:

•	A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and

•	A criminal penalty of up to $25,000,000.

Company-Imposed Sanctions. Compliance with the policies of the Company is a condition of continued employment or service with the Company of each employee, officer and director. An employee’s failure to comply with the Company’s insider trading policy will subject the employee to Company-imposed sanctions, which may include dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy Statement has been violated. The Company may also determine that specific conduct violates this Policy Statement whether or not the conduct also violates the law. It is not necessary for the Company to wait for the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

III.	STATEMENT OF POLICY

It is the policy of the Company that no director, officer or other employee of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family, friends and acquaintances. In addition, it is the policy of the Company that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

No Exception for Emergencies. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the policy. If the employee, officer or director has material, nonpublic information, the prohibition still applies. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to high standards of conduct.

Disclosure of Information to Others. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not disclose such information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You may not pass on to others any inside information about the Company or recommend the purchase or sale of the Company’s securities while in the possession of material nonpublic information (even if that information itself is not disclosed). You also may not discuss the Company or its business in an Internet ‘chat room’ or similar Internet-based forum.

Contract Personnel (Non-Employees). The Company sometimes utilizes the services of contract personnel who are not employees of the Company. As such, non-employee personnel may have access to material nonpublic information about the Company. The Company expects all such contract personnel to comply with its policies on the trading of its securities to the same extent as employees are required to comply with such policies. The Company will take appropriate action against any such personnel and the organizations for which they are employed if there is a failure to comply with the policies of the Company.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are set forth below but this list is not exhaustive – other information may be deemed material based upon the circumstances:

•	Financial information, including revenue results, operating income or loss, or net income or loss;

•	Earnings that are inconsistent with the consensus expectations of the investment community or other earnings guidance, projections or budgets;

•	News about a significant contract or cancellation of an existing significant contract;

•	News about significant new products, services or lines of business;

•	The gain or loss of a significant supplier of products or services;

•	A pending or proposed merger, acquisition, joint venture or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset(s);

•	A change in the Company’s dividend policy or the declaration of a stock split,

•	The implementation, change in or results of a Company stock buy-back;

•	A public or private offering of additional securities, borrowings, credit facilities or other financing transactions;

•	A change in the Board of Directors, senior management or any other major personnel changes;

•	Significant legal exposure due to actual, pending or threatened litigation; or

•	Impending bankruptcy or the existence of financial or liquidity problems.

Twenty-Twenty Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of 20/20 hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is “Public.” If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second trading day after the information is released. If, for example, the Company were to make an announcement on a Monday during market hours or after the conclusion of trading, you should generally not trade in the Company’s securities until Thursday (in the absence of intervening market holidays). If the Company were to make an announcement on Monday before the commencement of trading, you should generally not trade in the Company’s securities util Wednesday. If an announcement were made on a Friday, Wednesday generally would be the first eligible trading day after the announcement.

Transactions by Family Members. The insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for the transactions of these other persons, and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

Stock Option Exercises. The Company’s insider trading policy does not apply to the exercise of an employee stock option, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Additional Prohibited Transactions. The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy that directors, officers and other employees may NOT engage in any of the following transactions:

a.Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy Statement. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

b.Publicly-Traded Options. A transaction in options is, in effect, a bet on the short- term movement of the Company’s stock, and therefore creates the appearance that the director, officer or employee is trading based on inside information. Transactions in options also may focus the director’s, officer’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving the Company, on an exchange or in any other organized market, are prohibited by this Policy Statement. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”).

c.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition exists where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, the Company discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Board of Directors. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the General Counsel for approval by the Board of Directors at least one week prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

Post-Termination Transactions. The Policy Statement continues to apply to your transactions in Company securities even after you have terminated service as an employee, officer or director of the Company. If you are in possession of material nonpublic information when your service terminates, you may not trade in Company securities until that information has become public or is no longer material.

Event Specific Black-Outs; Cancellation of Existing Orders. The Company may, on occasion, engage in a major transaction or experience a significant event which would constitute material inside information. The Company reserves the right to enforce a trading window, and, in its sole discretion, may prohibit you from trading in Company stock during such transaction or event. As such, the Company may require you to cancel existing orders (including good until cancelled orders) and also may instruct your broker to cancel any such orders. Do not assume that the Company will notify you when it believes you are in possession of inside information. The law states that you may not trade while in the possession of inside information. Ultimately, however, the responsibility for adhering to this Policy Statement and avoiding unlawful transactions rests with the individual employee, officer or director.

Company Assistance. Any person who has a question about this Policy Statement or its application to any proposed transaction may obtain additional guidance from the Company’s General Counsel at (310) 735-0089. In addition, you should contact the General Counsel before trading any securities of the Company.

Other Procedures. The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate or advisable in order to carry out the purposes of this Policy Statement or to comply with the federal securities laws.

No Third Party Rights. This Policy Statement is not intended to create any rights in third parties with respect to any violation of its terms and is also not intended to create any legal liability for the Company or any employee, officer or director beyond those for which they are already responsible under applicable securities laws.

Certifications. All employees, officers and directors must certify their understanding of, and intent to comply with, this Policy Statement. A copy of the certification that all employees (other than executive officers) must sign is attached to this Policy Statement. Please return an executed copy of the attached certification immediately. Directors, executive officers and certain key employees who have been notified by the Company’s General Counsel are also subject to additional restrictions on their transactions in Company securities, which are described in an Addendum to this Policy Statement.

Administration. The Company’s General Counsel is responsible for administration of this policy.

ADDENDUM TO STATEMENT OF

COMPANY POLICY REGARDING

INSIDER TRADING

FOR

RESTRICTED PERSONS

Effective March 11, 2021

Updated May 25, 2023

To help prevent inadvertent violation of federal securities laws and to avoid the appearance of trading while in possession of or while aware of inside information, the Company’s Board of Directors has adopted this Addendum to the Statement of Company Policy Regarding Insider Trading (the “Addendum”). This Addendum applies to directors, executive officers, and certain key employees designated by the Company’s General Counsel (“Restricted Persons”). The Company’s General Counsel may from time to time designate new individuals to become subject to this Addendum. This Addendum is in addition to and supplements the Company’s Statement of Company Policy Regarding Insider Trading.

Blackout Period. Restricted Persons may not trade in securities in the open market during a no-trade period (“Blackout Period”). An exception to this prohibition may apply for transactions effected pursuant to a pre-approved Rule 10b5-1 plan as discussed below. The Company’s quarterly Blackout Period begins at the end of the fifteenth calendar day of the third month of every fiscal quarter and continues until the second full trading day after the Company’s earnings for that quarter are publicly released. If, for example, the Company were to make an announcement on a Monday during market hours or after the conclusion of trading, the Blackout Period would run until the commencement of trading on Thursday. If the Company were to make an announcement on a Monday before the commencement of trading, the Blackout Period generally would run until the commencement of trading on Wednesday (in the absence of intervening market holidays). If an announcement were made on a Friday after the conclusion of trading, Wednesday generally would be the first eligible trading day after the announcement. If an announcement were made on a Friday before the commencement of trading, Tuesday generally would be the first eligible trading day after the announcement. The General Counsel may impose additional Blackout Periods for all or some Covered Individuals and other employees when the Company may be aware of material nonpublic information as the General Counsel deems necessary or appropriate. All Covered Individuals also are subject to all other restrictions in this policy.

Pre-clearance Procedures. Each Restricted Person must obtain pre-clearance from the Company’s General Counsel before engaging in any transaction in the Company’s securities the following transactions (including any transactions by their immediate family members) in transactions involving the Company’s securities. A request for pre-clearance should be submitted to the Company’s General Counsel at least two business days in advance of the proposed transaction. The Company’s General Counsel is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. Clearance of a transaction is valid only for a 48-hour period. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

10b5-1 Plans. Under SEC Rule 10b5-1, a person may have an affirmative defense to insider trading liability for transactions in the Company’s securities that are effected pursuant to a written contract or plan meeting certain requirements. In short, the rule presents an opportunity for a person to pre-arrange a sale or purchase of the Company’s securities (including an option exercise), provided that, at the time the person establishes such a plan, he or she is not aware of material nonpublic information and other requirements specified by the rule. In order to satisfy Rule 10b5-1, such a plan must meet each of the following requirements, as applicable, and any other requirements of Rule 10b5-1:

(a)	Be documented in writing to instruct another person who is not aware of material nonpublic information to execute the transactions;

(b)	Be established in good faith and at a time when the person is not aware of material nonpublic information and operated in good faith;

(c)

Specify objective criteria (date, price threshold, etc.) used to determine the timing and terms of the purchase or sale, and otherwise not be subject to any influence or discretion from the person establishing the plan;

(d)

Section 16 officers and directors are required to have a cooling off period that begins on the date that a plan is adopted or modified, and ends on the later of 90 days following such adoption or modification or two business days following the Company’s disclosure of financial results in a Form 10-Q or Form 10-K, with such cooling off period not to exceed 120 days, unless such cooling off period is not required pursuant to Rule 10b5-1;

(e)

Individuals other than Section 16 officers and directors are required to have a cooling off period of 30 days from adoption or modification of a plan, unless such cooling off period is not required pursuant to Rule 10b5-1;

(f)

Section 16 officers and directors will also be required to make representations within the 10b5-1 plan that they are not aware of any material non-public information and the plan is being adopted or modified in good faith;

(g)	Subject to certain exceptions, no person should have more than one 10b5-1 plan in place with a single broker-dealer; and

(h)

Subject to certain exceptions, no more than one single-trade 10b5-1 plan should be adopted by a person within a 12-month period; a “single-trade plan” is one that is designed to effect a purchase or sale of all shares covered by the plan in a single transaction.

The Company requires pre-approval by the Company’s General Counsel of all Rule 10b5-1 plans relating to the Company’s securities established by Restricted Persons. In addition, Rule 10b5-1 plans are subject to certain guidelines which have been approved by the Company’s Board of Directors. The General Counsel will not approve a Rule 10b5-1 plan if a Restricted Person intends to enter into such plan during a Blackout Period or otherwise adopts a plan which is not in compliance with the Company’s Rule 10b5-1 plan guidelines.

The Company is required to report in its periodic reports filed with the SEC the adoption, material modification, and termination of Rule 10b5-1 plans and other types of written trading arrangements by its directors and officers as well as the material terms (other than pricing terms) of such trading arrangements. Section 16 insiders will also be required to indicate within their Form 4 filings whether a purchase or sale was made under a 10b5-1 plan, and the date of adoption of such plan. In addition, gifts of securities, which previously could be reported after the end of the year on Form 5, are now required to be reported on Form 4 within two business days following such gift.

CERTIFICATION

I hereby certify that:

1.I have read and understand Statement of Company Policy Regarding Insider Trading and Addendum thereto dated May 25, 2023 (the “Policy Statement”). I understand that the General Counsel of CarParts.com, Inc. (the “Company”) is available to answer any questions I have regarding the Policy Statement.

2.I agree that I will comply with the Policy Statement for as long as I am subject to the Policy Statement.

3.I agree that the Company may at any time and in its sole discretion issue a prohibition on trading in Company securities and that the Company shall have full power and authority to cancel any outstanding orders, including “good until cancelled” orders, that I may place, but that I have the sole responsibility for compliance with the Policy Statement rests with me. I further agree and represent that I will never trade in Company securities while I am in possession of material nonpublic information regarding the Company.

4.This certification constitutes consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy Statement.

Signature:

Print Name:

Date: